Mail Stop 4561

December 16, 2009

Guy Bernstein, Chairman of the Board of Directors
Magic Software Enterprises Ltd.
5 Haplada Street
Or Yehuda 60218 Israel

> **Re:** **Magic Software Enterprises Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed April 2, 2009**
> **File No. 000-19415**

Dear Mr. Bernstein:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile +972 (3) 538-9322
        Amit Birk, Magic Software Enterprises Ltd.